SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

PTC REPORTS CONSOLIDATED SECOND QUARTER 2004 RESULTS

Warsaw – August 12, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and a UMTS license holder, today announced results for the second quarter of 2004. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

THE HIGHLIGHTS:

•

Gross subscriber additions more than doubled when compared to the second quarter of 2003 and totalled 1.4 million in the second quarter of 2004;

•

Total consolidated subscriber base grew by 34.2 percent to over 7.5 million subscribers at the end of June 2004 from 5.6 million at the end of June 2003; PTC’s subscriber market share is estimated at 38.3 percent, 2.1 percentage points higher than at the end of the second quarter of 2003;

•

Revenues for the second quarter increased 15.3 percent to PLN 1,612.6 million when compared to the second quarter of 2003;

•

EBITDA of PLN 771.6 million for the second quarter, up 53.8 percent over second quarter of 2003; expressed as a percentage of revenues EBITDA margin was 47.9 percent;

•

Higher capex driven by fast increasing number of customers and network load;

•

Total debt as of June 30, 2004 was PLN 2,421.1 million; total debt to annualized EBITDA was at 1.0x, compared to 2.1x a year ago;

Financial highlights for the second quarter of 2004
Revenues: Total revenues for the second quarter of 2004 grew 15.3 percent when compared to the same period of 2003.

Revenues

Total revenues for the three months ended June 30, 2004 were PLN 1,612.6 million (US$ 430.4[1] million), an increase of PLN 213.8 million (US$ 57.1 million) or 15.3 percent compared to the second quarter of 2003.

During the quarter, service revenues and fees increased 15.8 percent to PLN 1,577.6 million (US$ 421.0 million) from PLN 1,362.0 million (US$ 363.5 million) in the corresponding period of 2003, mainly as a result of a strong increase in the subscriber base and solid ARPU performance; offset by increasing share of lower ARPU prepaid customers in the subscriber base.

Revenues from the sale of telephones and accessories for the quarter decreased by 4.9 percent to PLN 35.0 million (US$ 9.3 million) when compared to PLN 36.8 million (US$ 9.8 million) in second quarter of 2003. The decrease is mainly a result of selling fewer handsets as most prepaid customers choose only starter packs and increasing numbers of postpaid customers taking non-handset offers.

ARPU: During the second quarter of 2004, blended ARPU decreased by 11.2 percent compared to the second quarter of 2003.

ARPU

During the second quarter of 2004, monthly Average Revenue per User (ARPU) was PLN 70.5 (US$ 18.8), a decrease of 11.2 percent when compared to the result for the second quarter of 2003 of PLN 79.4 (US$ 21.2) and an increase of 2.2 percent when compared to PLN 69.0 (US$ 18.4) in the first quarter of 2004. ARPU from postpaid subscribers was PLN 131.1 (US$ 35.0), virtually stable comparing to the second quarter of 2003 and 6.8 percent up from the first quarter of 2004. ARPU from prepaid subscribers was PLN 28.1 (US$ 7.5), 3.4 percent down over the same period of 2003 and 10.6 percent up over the first quarter of 2004.

The postpaid ARPU stabilization reflects a falling average price per minute being compensated by increasing usage per customer. The effect of lower voice prices is also partially offset by increasing non-voice ARPUs and an increasing share of higher ARPU business customers in the mix.

Prepaid ARPU shows a much lower decline compared to a year ago than reported in previous quarters. This is attributable to a one-off disconnection of 318.8 thousand dormant prepaid customers ahead of the standard cut-off period done in order to free up systems capacity and also to satisfactory ARPU performance from customers connecting to the new Heyah brand.

Cost of Sales: Cost of sales went down by 3.6 percent in the second quarter of 2004 when compared to the same period of 2003.

Cost of Sales

For the three months ended June 30, 2004, total cost of sales was PLN 879.0 million (US$ 234.6 million), down 3.6 percent from PLN 911.8 million (US$ 243.3 million) in the second quarter of 2003.

During the second quarter of 2004, the cost of services sold increased by 14.1 percent to PLN 687.8 million (US$ 183.6 million) compared to PLN 602.8 million (US$ 160.9 million) in the second quarter of 2003, while the cost of sales of telephones and accessories decreased by 38.1 percent to PLN 191.2 million (US$ 51.0 million) from PLN 309.0 million (US$ 82.5 million).

The principal reason for the increase in cost of services sold was an increase of 38.2 percent in interconnection charges as a result of an increase in traffic generated by our customers, and a shift in call mix away from mobile-to-fixed towards mobile-to-mobile connections, which carry a much higher termination charge per minute compared to calls to fixed networks.

The decrease in cost of sales of telephones and accessories was primarily caused by a decrease in postpaid gross additions and lower average subscriber acquisition costs. Additionally, a large number of gross customer additions were prepaid customers buying only SIM cards without a handset.

Cost of Subscriber Acquisition

During the quarter, the average cost of subscriber acquisition decreased to PLN 75.0 (US$ 20.0) compared to PLN 336.7 (US$ 89.9) in the second quarter of 2003, mainly as a result of a strong increase in the prepaid subscriber base with much lower SAC per gross addition.

The average cost of acquisition for postpaid subscribers decreased to PLN 578.6 (US$ 154.4) in the second quarter of 2004 from PLN 751.3 (US$ 200.5) in the second quarter of 2003 due to lower handset subsidies and increased number of new customers selecting non-handset activation offers. The average acquisition cost for prepaid customers decreased to PLN 13.2 (US$ 3.5) compared to PLN 61.1 (US$ 16.3) in the second quarter of 2003 due to the impact of the low-cost model of acquisition and distribution employed for the Heyah brand.

Gross Margin

Gross margin for the second quarter of 2004 was PLN 733.6 million (US$ 195.8 million), up 50.6 percent compared with PLN 487.0 million (US$ 130.0 million) in the same period of 2003. As a percentage of total net sales, gross margin increased to 45.5 percent in the second quarter of 2004 from 34.8 percent for the second quarter of 2003.

The increased gross margin reflects accelerating increase in service revenues and falling acquisition expenditure, partially offset by higher interconnection expenditures.

Operating Expenses

Operating expenses for the three months ended June 30, 2004 were down to PLN 206.3 million (US$ 55.1 million) versus PLN 218.0 million (US$ 58.2 million) in the second quarter of 2003. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs decreased to PLN 149.8 million (US$ 40.0 million) in the second quarter of 2004 from PLN 155.6 million (US$ 41.5 million) in the second quarter of 2003. The decrease was mainly a result of a decrease in depreciation and amortization. The bad debt expenses during the quarter were at a satisfactory level of PLN 12.4 million (US$ 3.3 million) or 0.8 percent of revenues.

In the second quarter of 2004 administration and other operating expenses decreased by 9.5 percent to PLN 56.4 million (U$ 15.1 million) from PLN 62.4 million (U$ 16.7 million) in the second quarter of 2003, reflecting positive results of cost control activities.

EBITDA: In the second quarter of 2004, EBITDA was PLN 771.6 million.

EBITDA

EBITDA for the three months ended June 30, 2004 was PLN 771.6 million (US$ 205.9 million) compared to PLN 501.6 million (US$ 133.9 million) in the same period of 2003. This represents EBITDA growth of 53.8 percent when compared to the previous year, the result of a 50.6 percent increase in gross margin coupled with a decrease in operating expenses.

 EBITDA margin for the second quarter of 2004 was 47.9 percent compared to 35.9 percent in the corresponding period of 2003.

Operating Profit: Operating profit for the quarter ended June 30, 2004 almost doubled to PLN 527.3 million when compared to the second quarter of 2003.

Operating Profit

Operating profit for the three months ended June 30, 2004, was PLN 527.3 million (US$ 140.7 million), almost double the result of PLN 269.0 million (US$ 71.8 million) in the same period of 2003.

As a percentage of total net sales, operating profit amounted to 32.7 percent in the second quarter of 2004 compared to 19.2 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 90.5 million (US$ 24.2 million) in the three months ended June 30, 2004 compared to the net financial expense of PLN 109.7 million (US$ 29.3 million) in the corresponding period of 2003.

For the three months ended June 30, 2004, net interest expense was PLN 61.7 million (US$ 16.5 million), compared to PLN 96.0 million (US$ 25.6 million) a year ago.

The appreciation of the local currency against the Euro (4.3 percent) and against the U.S. Dollar (3.5 percent) during the second quarter resulted in a net foreign exchange income of PLN 59.3 million (US$ 15.8 million), compared to a net foreign exchange income of PLN 45.8 million (US$ 12.2 million) for the second quarter 2003.

During the second quarter of 2004 PTC recorded a net loss on derivatives and other financial expenses totalling PLN 88.1 million (US$ 23.5 million) compared to a net loss of PLN 59.5 million (US$ 15.9 million) in the second quarter of 2003.

Net Income: PTC’s net income totaled PLN 346.8 million in the second quarter of 2004 compared to PLN 121.2 million for the second quarter of 2003.

Net Income

Strong operating profit in the second quarter of 2004 and reduced financial expenses resulted in a significant increase in profit before taxes to PLN 436.9 million (US$ 116.6 million) versus PLN 159.3 million (US$ 42.5 million) a year earlier.

The tax charge recognized in the second quarter of 2004 amounted to PLN 90.0 million (US$ 24.0 million) as compared to PLN 38.2 million (US$ 10.2 million) a year ago.

As a result, net income for the second quarter of 2004 was PLN 346.8 million (US$ 92.6 million), compared to a net income of PLN 121.2 million (US$ 32.3 million) in the corresponding period of the previous year.

Liquidity

As of June 30, 2004, PTC had fully repaid its senior secured Bank Credit Facilities, leaving Euro 700 million (US$ 848.6 million) available.

Total debt as of June 30, 2004 was PLN 2,421.1 million (US$ 646.1 million). The total debt comprised of PLN 2,407.0 million (US$ 642.4 million) of long-term debt[2] and PLN 14.1 million (US$ 3.8 million) of current debt[3]. Total debt to annualized EBITDA amounted to 1.0x at June 30, 2004, down from 2.1x a year ago.

Operational Highlights

Growth in the subscriber base: In the second quarter of 2004, PTC’s subscriber base grew by 34.2 percent, when compared to the second quarter of 2003; allowing PTC to strengthen its leadership position in the Polish wireless market and extend its lead over the number two operator.

Subscriber Growth

During the second quarter of 2004, PTC attracted close to 1.4 million new subscribers (gross additions), a more than twofold increase when compared with approximately 0.6 million subscribers acquired in the second quarter of 2003. In the second quarter of 2004 PTC attracted 153,077 postpaid subscribers and 1,246,898 prepaid subscribers compared to 244,185 postpaid and 367,319 prepaid gross additions in the second quarter of 2003.

The total subscriber base increased 34.2 percent to 7,517,923 from 5,600,609 a year earlier. As of June 30, 2004 PTC’s postpaid subscriber base totalled 2,915,770 subscribers. Prepaid subscribers totalled 4,602,153, which represents a 60.3 percent growth over 2,871,292 a year ago.

PTC’s higher prepaid gross additions in comparison with 2003 resulted from the highly successful Era Love tariff, introduced late in 2003, boosted by the launch of a new prepaid product line branded “Heyah”, targeted at young, urban customers.

In terms of net subscriber additions PTC recorded an excellent quarter by adding 660,433 subscribers, which puts PTC in first place among Polish mobile operators.

The Company estimates that the overall number of subscribers in the Polish market grew by approximately 5.4 percent in the second quarter of 2004 to 19.6 million subscribers, representing close to 50.8 percent market penetration.

PTC estimates its prepaid and postpaid market shares at 41.8 percent and 33.9 percent respectively, compared to 34.5 percent and 38.2 percent respectively, at the end of the second quarter of 2003. PTC's subscriber base represents approximately 38.3 percent of the total wireless market, which strengthens PTC’s position as the leader among wireless services providers in Poland, being up from 36.2 percent at the end of the second quarter of 2003.

Churn Rate: During the quarter monthly churn rate increased to 3.5 percent, mainly due to increased disconnections in prepaid segment.

Churn Rate

The average monthly churn rate in the second quarter of 2004 was 3.5 percent. The average monthly churn rate amounted to 1.6 percent for postpaid subscribers and 4.8 percent for prepaid customers, compared to churn of 1.6 percent and 1.5 percent, respectively for postpaid and prepaid in the second quarter of 2003.

The monthly churn rate for prepaid customers increased significantly when comparing with the corresponding period of 2003, mainly due to a one-time deactivation of 318.8 thousand dormant prepaid customers, accelerated relative to PTC’s standard policy of deactivating Tak Tak customers on average after 9 months from account expiry date. The accelerated deactivation was undertaken to free up system capacity in the face of extremely fast customer growth rate.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscribers’ average, MoUs during the second quarter were 75.8, compared to 81.9 in the second quarter of 2003 and 71.8 in the first quarter of 2004. Average MoUs in the second quarter of 2004 were 140.7 minutes for postpaid customers and 30.4 minutes for prepaid customers compared with 134.4 and 30.7, respectively for postpaid and prepaid in the second quarter of 2003.

PTC seeks to stimulate usage by increasing the number of free minutes included in the monthly subscription fee, lowering tariffs and introducing one-second billing for postpaid customers and now also for prepaid customers.

SMSs sent from PTC’s network increased to 30 per subscriber, per month, in the second quarter of 2004.

SMS

During the second quarter of 2004, the average number of SMSs sent from PTC’s network increased to 30 SMSs per subscriber, per month compared to approximately 24 SMSs per month in the second quarter of 2003. Postpaid subscribers sent approximately 34 SMSs per month, while prepaid subscribers sent 27 SMSs per month.

Network Build-Out: At the end of the second quarter of 2004, total network investment reached PLN 8.3 billion. This includes investments in network tangible assets of PLN 4.5 billion[4], license fees of PLN 3.0 billion[5] and computer and network software of PLN 0.8 billion[6].

Network Build-Out

During the second quarter of 2004, PTC invested in non-license capital expenditures an amount of PLN 124.7 million (US$ 33.3 million), 69.4 percent up from PLN 73.6 million (US$ 19.6 million) in the corresponding period of 2003.

Orders made with our vendors amounted to PLN 338.2 million (US$ 90.3 million) and PLN 104.8 million (US$ 28.0 million) for the first half of 2004 and 2003 respectively. The increase reflects the impact of accelerating traffic and subscriber growth and our UMTS roll-out in Warsaw.

Recent Developments

Legal and regulatory

Fixed-to-mobile interconnection rates

PTC has been informed by URTiP – the Polish telecommunication market regulator – about a request from TPSA demanding the regulator to set decreased rates for termination of calls in mobile networks. Current termination rates have been set in an agreement between PTC and TPSA, signed in December 2002. PTC will continue discussions with other telecommunication operators and with URTiP on the levels of interconnection rates and net margins earned by fixed line operators on fixed-to-mobile calls.

Other

New offers

The new prepaid tariff in the Tak Tak offering was introduced in late July to further boost prepaid sales, following the successful earlier launches of the Era Love tariff from Tak Tak and the wholly new Heyah prepaid brand. The new offer features 1-second billing and cheapest call prices in the market equal to PLN 0.77 flat fee per minute gross, PLN 0.63 net. Starting August 1, 2004 we introduced new gross prices for Heyah services with decrease from PLN 0.68 to PLN 0.60 (on net) and from PLN 0.98 to PLN 0.80 (off net) per minute and from PLN 0.18 to PLN 0.15 (on net) and from PLN 0.28 to PLN 0.20 (off net) per SMS.

Standard & Poor’s upgrades PTC to investment grade

On July 13, 2004, Standard & Poor's Ratings Services raised its long-term corporate credit and bank loan ratings on Poland-based mobile telecommunications operator Polska Telefonia Cyfrowa Sp. z o.o. (PTC) to 'BBB-' from 'BB+', primarily reflecting the company's improved financial profile and continued strong operating performance. At the same time, Standard & Poor's raised its subordinated debt ratings on guaranteed subsidiary PTC International Finance II S.A. to 'BB+' from 'BB-'.

Dividends

At their Annual General Meeting the Shareholders decided to retain 2003 profit (under Polish Accounting Standards) of PLN 606 million in Company equity for the Company’s future purposes.

Notes repurchases

During the second quarter of 2004 PTC repurchased and cancelled the following amounts of Notes:

•

10.875% Notes the total repurchased amount of EUR 16 million;

•

11.25% Notes the total repurchased amount of EUR 20 million and USD 10 million.

As of the date of this report we have EUR 135,615,000 of the 10.875% Notes,EUR 248,242,000 and USD 140,000,000 of the 11.25% Notes outstanding and listed on the Luxembourg Stock Exchange.

Outlook for 2004

PTC’s operating and financial results for the first half of 2004 are in line with Management expectations and indicate that achievement of aggressive full year 2004 objectives is very much attainable. Strong revenue and margin growth in the first half will be further used to invest in strengthening market share and enhancing attractiveness of the offer for PTC customers.

The Company now expects to maintain its overall subscriber and revenue growth leadership and is raising revenue guidance to at least 13% growth over 2003 versus the earlier 10% growth objective.

Revenue growth will be driven by growth in prepaid and non-voice revenues, together with further optimisation of the postpaid subscriber mix.

The company continues to expect that margins improve only slightly relative to 2003 as PTC remains focussed on maintaining its market leadership position. Net profit guidance is not being provided due to the significant volatility caused by exchange rate fluctuations.

Investments are expected to increase by up to 90% as a result of necessary capacity and platform investments for GSM including new products plus the initial stage roll-out of a fully operational UMTS network in the Warsaw area.

After strong first half performance, cash flow generation is now expected to be approximately 10 percent higher than in 2003, despite higher capital investment and a first full year of corporate taxation.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

FOR FURTHER INFORMATION PLEASE CONTACT:

Malgorzata Czaplicka
Investor Relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Six month period ended June 30, 2004 (unaudited)	Three month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (restated, unaudited)	Three month period ended June 30, 2003 (restated, unaudited)

Net sales	3,078,462	1,612,624	2,677,652	1,398,845

Cost of sales	(1,821,719)	(879,013)	(1,816,935)	(911,826) )
	-------------------	-------------------	-------------------	-------------------
Gross margin	1,256,743	733,611	860,717	487,019

Operating expenses	(418,803)	(206,270)	(441,699)	(218,006)
	------------------	------------------	------------------	------------------
Operating profit	837,940	527,341	419,018	269,013

Non-operating items
Interest and other financial income	125,072	64,294	290,481	40,615
Interest and other financial expenses	(346,830)	(154,770)	(508,947)	(150,296)
	------------------	------------------	------------------	------------------
Profit before taxation	616,182	436,865	200,552	159,332

Taxation charge	(139,177)	(90,032)	(36,972)	(38,180)
	-------------------	-------------------	-------------------	-------------------
Net profit for the period	477,005	346,833	163,580	121,152
	===========	===========	===========	===========

Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at June 30, 2004 (unaudited)	As at December 31, 2003 (restated)
Current assets
Cash and cash equivalents	36,620	20,880
Short-term investments and other financial assets	86,275	110,538
Debtors and prepayments	814,891	751,122
Inventory	164,192	185,866
Assets held for sale	9,680	-
	--------------------	------------------
	1,111,658	1,068,406
Long-term assets
Property, plant and equipment, net	2,768,842	3,023,831
Intangible fixed assets, net	2,856,120	2,829,980
Financial assets	134,168	248,373
Deferred costs and other long-term assets	4,480	4,536
	--------------------	--------------------
	5,763,610	6,106,720
	--------------------	--------------------
Total assets	6,875,268	7,175,126
	==============	==============
Current liabilities
Accounts payable	153,921	290,405
Amounts due to State Treasury	152,652	69,385
Interest-bearing liabilities	61,924	101,445
Accruals	249,272	220,595
Deferred income and other liabilities	256,267	211,787
	-----------------	-----------------
	874,036	893,617
Long-term liabilities
Interest-bearing liabilities	2,995,205	3,811,750
Non-interest-bearing liabilities	13	13
Deferred tax liability	353,783	290,563
Provisions for liabilities and charges	85,112	91,952
	-------------------	-------------------
	3,434,113	4,194,278
	-------------------	-------------------
Total liabilities	4,308,149	5,087,895
	-------------------	-------------------
Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(379)	(3,262)
Accumulated profit	1,686,744	1,209,739
	--------------------	-------------------
	2,567,119	2,087,231
	--------------------	--------------------
Total equity and liabilities	6,875,268	7,175,126
	==============	==============

Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Six month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	616,182	200,552
Adjustments for:
Depreciation and amortization	472,385	464,456
Change in provision and write-offs of doubtful debtors	21,112	20,132
Change in provision for inventory	(3,044)	4,895
Change in other provisions long-term	(6,838)	4,124
Foreign exchange losses, net and changes in financial instruments fair value	102,772	36,970
(Gain)/ loss on disposal of fixed assets	(482)	4,822
Interest expense, net	118,986	181,497
	--------------------	--------------------
Operating cash flows before working capital changes	1,321,073	917,448

Decrease in inventory	24,718	3,415
Increase in debtors, prepayments and deferred cost	(65,300)	(161,795)
Increase/ (decrease) in trade payables and accruals	38,765	(3,558)
	------------------	------------------
Cash from operations	1,319,256	755,510

Interest paid	(189,706)	(264,444)
Interest received	6,682	7,249
Income taxes paid	(29,217)	(696)
Net cash paid on initiation/realization of financial instruments	(17,552)	(9,752)
	-----------------	-----------------
Net cash from operating activities	1,089,463	487,867

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(75,217)	(39,446)
Purchases of property, plant and equipment	(199,366)	(177,241)
Proceeds from sale of equipment and intangibles	4,169	2,508
	------------------	------------------
Net cash used in investing activities	(270,414)	(214,179)

CASH FLOWS USED IN FINANCING ACTIVITIES:
(Repayment of)/ proceeds from Bank Credit Facilities	(540,289)	132,356
Redemption of the Notes	(237,313)	(477,311)
	-----------------	-----------------
Net cash used in financing activities	(777,602)	(344,955)

Net increase (decrease) in cash and cash equivalents	41,447	(71,267)

Effect of foreign exchange changes on cash and cash equivalents	268	82

Cash and cash equivalents at beginning of period	(5,099)	54,400
	-----------------	-----------------
Cash and cash equivalents at end of period	36,616	(16,785)
	==========	==========

Annex 4

Consolidated Statements of Changes in Equity

Summary Level from SEC 6-K report (International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	112,839	-	112,839

reclassified and reported in net profit	-	-	(37,700)	-	(37,700)

deferred tax on reclassified item	-	-	10,179	-	10,179

Net profit for the period	-	-	-	163,580	163,580
	----------------	----------------	---------------	---------------	-------------------
Balance as at June 30, 2003 (unaudited)	471,000	409,754	(1,331)	722,002	1,601,425

Cash flow hedge:

net fair value loss, net of tax	-	-	(36,953)	-	(36,953)

Hedging instrument replacement, net of tax	-	-	(7,833)	-	(7,833)

reclassified and reported in net profit	-	-	58,088	-	58,088

deferred tax on reclassified item	-	-	(15,684)	-	(15,684)

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	490,342	490,342

Effect of subsidiary closing	-	-	-	(2,605)	(2,605)
	----------------	----------------	---------------	---------------	-------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

Cash flow hedge:

net fair value gain, net of tax	-	-	1,405	-	1,405

reclassified and reported in net profit	-	-	1,824	-	1,824

deferred tax on reclassified item	-	-	(346)	-	(346)

Net profit for the period	-	-	-	477,005	477,005
	----------------	----------------	---------------	---------------	-------------------
Balance as at June 30, 2004 (unaudited)	471,000	409,754	(379)	1,686,744	2,567,119
	==========	==========	=========	=========	=====================

Annex 5

Statistical data

		Three months ended June 30, 2004 (unaudited)	Six months ended June 30, 2004 (unaudited)	Three months ended June 30, 2003 (unaudited)	Six months ended June 30, 2003 (unaudited)

Number of subscribers (at the end of the period)		7,517,923	7,517,923	5,600,609	5,600,609
	Postpaid	2,915,770	2,915,770	2,729,317	2,729,317
	Prepaid	4,602,153	4,602,153	2,871,292	2,871,292

Gross adds		1,399,975	2,344,406	611,504	1,165,431
	Postpaid	153,077	349,697	244,185	484,954
	Prepaid	1,246,898	1,994,709	367,319	680,477

MOU		75.8	73.9	81.9	79.8
	Postpaid	140.7	135.4	134.4	129.1
	Prepaid	30.4	27.7	30.7	30.4

SMSs		30	29	24	23
	Postpaid	34	33	26	25
	Prepaid	27	25	21	21

Churn		3.5%	2.6%	1.5%	1.4%
	Postpaid	1.6%	1.5%	1.6%	1.7%
	Prepaid	4.8%	3.3%	1.5%	1.1%

ARPU		70.5	69.8	79.4	79.2
	Postpaid	131.1	127.0	130.8	129.1
	Prepaid	28.1	26.9	29.1	29.1

Cost of Acquisition		75.0	127.5	336.7	364.6
	Postpaid	578.6	703.9	751.3	795.5
	Prepaid	13.2	26.4	61.1	57.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

August 12, 2004

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 3.7470 per Dollar, the fixing rate announced by the National Bank of Poland on June 30, 2004.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes (excluding current portion), Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities and finance lease payables.

4 Represents gross value of plant and equipment

5 Represents gross value of GSM and UMTS licenses.

6 Represents gross value of computer and network software.